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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                    Chelsea Therapeutics International, Ltd.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   15100K 20 1
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                                 (CUSIP Number)

                               Lester E. Lipschutz
                    Wolf, Block, Schorr and Solis-Cohen, LLP
                1650 Arch Street, Philadelphia PA (215) 977-2046
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 2005
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

                               (Page 1 of 6 Pages)


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CUSIP No. 15100K 20 1                                          Page 2 of 6 Pages
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1.  NAME OF REPORTING PERSON:             Lester E. Lipschutz

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) /__/
                                                                        (b) /__/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS -OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) /__/

6.  CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.A.

NUMBER OF         7.       SOLE VOTING POWER - 3,194,205
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - 0
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - 3,194,205
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER - 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 3,194,205

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 25.8%

14. TYPE OF REPORTING PERSON - IN










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CUSIP No. 15100K 20 1                                         Page 3 of 6 Pages
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ITEM 1.    SECURITY AND ISSUER

         This Schedule 13D is filed in connection with the beneficial ownership of the common stock, $.0001 no par value (the "Common Stock"), of Chelsea Therapeutics International, Ltd., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 13590 Ballantyne Corporate Place, Unit 325, Charlotte, North Carolina 28277. This statement constitutes the initial filing of a Schedule 13D with respect to the Common Stock beneficially owned by Lester E. Lipschutz.

ITEM 2.    IDENTITY AND BACKGROUND

1.     (a)     Name of person filing: Lester E. Lipschutz

       (b) Business address: Wolf, Block, Schorr and Solis-Cohen, LLP, 1650 Arch Street, Philadelphia, PA 19103.

       (c)     Mr. Lipschutz's present principal occupation is an attorney.

       (d) Mr. Lipschutz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

       (e) Mr. Lipschutz has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       (f)     Citizenship: U.S.A.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Lipschutz serves as trustee of (i) the Rosenwald 2000 Family Trusts, (ii) the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust, and
(iii) the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust, and investment advisor of (i) the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust, and (ii) the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture, each of which trusts obtained certain shares of Common Stock pursuant to the terms of a merger transaction, which is described in Item 4.


ITEM 4.    PURPOSE OF TRANSACTION

         Pursuant to an Agreement and Plan of Merger dated June 17, 2005 (the "Merger"), completed by the Company on July 25, 2005, Ivory Capital Corporation ("Ivory"), a Colorado Corporation merged with and into the Company, with the Company as the surviving corporation. Each outstanding share of common stock of Ivory was converted into one-ninth (1/9) of a share of Common Stock of the Company.





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CUSIP No. 15100K 20 1                                         Page 4 of 6 Pages
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         As a result of the Merger, (i) the Rosenwald 2000 Family Trusts, for
which Mr. Lipschutz serves as trustee, obtained 1,248,432 shares of Common Stock; (ii) the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as investment advisor, obtained 1,003,899 shares of Common Stock; (iii) the Lindsay A. Rosenwald Alaska Irrevcoable Indenture of Trust, for which Mr. Lipschutz serves as a trustee, obtained 313,958 shares of Common Stock; (iv) the Lindsay A. Rhode Island Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as investment advisor, obtained 313,958 shares of Common Stock; and (v) the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust, for Mr. Lipschutz serves as a trustee, obtained 313,958 shares of Common Stock.

         Except as described above, at the present time, Mr. Lipschutz has no specific plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or an any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.



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CUSIP No. 15100K 20 1                                         Page 5 of 6 Pages
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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Lipschutz may be deemed the beneficial owner of 3,194,205 shares of Common Stock. Beneficial ownership consists of voting and dispositive power over (i) 1,248,432 shares of Common Stock owned by the Rosenwald 2000 Family Trusts, for which Mr. Lipschutz serves as the trustee; (ii) 1,003,899 shares of Common Stock owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust for which Mr. Lipschutz is investment advisor;
(iii) 313,958 shares of Common Stock owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust for which Mr. Lipschutz serves as a trustee; (iv) 313,958, shares of Common Stock owned by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust for which Mr. Lipschutz serves as investment advisor; and (v) 313,958 shares of Common Stock owned by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust for which Mr. Lipschutz serves as a trustee. Mr. Lipschutz disclaims beneficial ownership of such shares.

          (b) As trustee of (i) the Rosenwald 2000 Family Trusts, (ii) the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust, and (iii) the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust, and investment advisor of (i) the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust, and (ii) the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture, Mr. Lipschutz has sole voting and dispositive power over 3,194,205 shares of the Company's Common Stock.

         (c) Not applicable.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company's Common Stock beneficially owned by Mr. Lipschutz.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described herein, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company to which Mr. Lipschutz is a party.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

         Incorporated by reference as Exhibit 1 to this Schedule 13D is the Agreement and Plan of Merger referred to in Item 4 hereof, which was filed as
Exhibit 2.2 to the Company's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on July 28, 2005.

              (the remainder of this page intentionally left blank)








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CUSIP No. 15100K 20 1                                         Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2006                              Lester E. Lipschutz
                                                     ---------------------------
                                                     Lester E. Lipschutz